SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

AVALON GLOBOCARE CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

05344R 104

(CUSIP Number)

c/o Avalon Globocare Corp.

83 South Street, Suite 101, Freehold, New Jersey 97728

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 05344R 104	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS Yancen Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 5,030,000 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,030,000 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,030,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (2)
14	TYPE OF REPORTING PERSON* IN

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 5,030,000 shares of common stock represented by (i) 5,000,000 shares of common stock held by EmeraldVest LLC of which he is the sole owner and manager and (ii) 30,000 options that are exercisable for a term of five years at an exercise price of $1.49 per share of which 10,000 shares have vested and an additional 10,000 shares shall vest within 60 days of July 27, 2017.

(2) Percentage of class calculated based on an aggregate of 64,628,622 shares issued and outstanding as of July 27, 2017, after giving effect to the transactions described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Avalon Globocare Corp., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Avalon Globocare Corp., 83 South Street, Suite 101, Freehold, New Jersey 97728.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Yancen Lu (“Reporting Person”).

The address of the principal office of the Reporting Person is c/o Avalon Globocare Corp., 83 South Street, Suite 101, Freehold, New Jersey 97728.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 20, 2017 the Reporting Person acquired 5,000,000 shares of common stock in a private transaction from an accredited investor in consideration of $2,500,000. On April 28, 2017, Yancen Lu was appointed to the Board of Directors of our company to serve as a director. Mr. Yancen Lu entered into an agreement pursuant to which he will serve as a director. The director agreements provide that they will receive options to receive 40,000 shares of common stock per year at an exercise price equal to the closing price on December 31st of the prior year. The options shall vest in equal amounts quarterly and shall be exercisable for a period of five years. The options for 2017 have been pro-rated. As result, Mr. Yancen Lu shall receive a stock option to acquire 30,000 shares of common stock for a term of five years vesting 10,000 shares at the beginning of each quarter commencing April 1, 2017. The exercise price for the initial grant for 2017 was set at $1.49 per share.

The issuances of the securities by the Company to the Reporting Person were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person acquired beneficial ownership of the Securities with his own funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of July 27, 2017, Reporting Person beneficially owned 5,030,000 or 7.7% of Issuer’s common stock.

Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

10.1	Letter Agreement between Wenzhao Lu and EveraldVest LLC

(1)       Incorporated by reference to the Schedule 13D t filed with the Securities and Exchange Commission by Wenzhao Lu on April 20, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 28, 2017

/s/ Yancen Lu
Yancen Lu